Quintalinux Limited Announces Operating Results for the
                 Quarter and Nine Months ended December 31, 2001

         HONG KONG (BUSINESS WIRE) February 19, 2002 Quintalinux Limited (NASDAQ:QLNX), a marketer of intelligent buildings in Hong Kong and the People's Republic of China (PRC), and Linux-based systems, applications and services in Hong Kong and Asia, announced today its operating results for the quarter and nine months ended December 31, 2001 as follows:

MANAGEMENT  DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with the Company financial statements and the notes thereto and the other Financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other Parts of this document contain certain forward-looking information. When used in this discussion, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond the Company control. The Company does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are also urged to carefully review and consider the Company Discussions regarding the various factors, which affect its business, included in this section and elsewhere in this report.

NATURE OF THE COMPANY  PRESENT OPERATIONS

The Company, via its subsidiaries, is engaged in the provision of innovative, high technology solutions for intelligent buildings, interior design, construction and systems business, serving large, international and multinational corporations with a presence in China and Hong Kong, as well as domestic enterprises, government projects and public-service entities.

The Company focuses on three principal businesses: commercial construction products; construction and contracting services and information technology services. The Company offers commercial construction products and services in connection with electrical network, air-conditioning, flooring, lighting, and information display systems. The Company provides construction and contracting services in Hong Kong, specializing in intelligent buildings solutions, interior fitting out works and other related contracting business, including: interior design; systems; carpentry; and installation of information and telecommunication network and structured cabling for commercial and residential properties. The Company information technology services business offers professional consulting and support services, systems integration and application development for Linux operating systems.

RESULTS OF OPERATIONS

The following table shows the selected consolidated income statement date of the Company and its subsidiaries for the three-month period and nine-month period ended December 31 2001.

(US dollars in thousands)                       October 1 2001              April 1 2001
                                                      to                         to
                                               December 31 2001           December 31 2001
                                            ------------------------  -------------------------
                                                2001      2000              2001      2000

Contract Revenue
                                               5,330        6,721         17,960        12,444

Contract Costs
                                              (4,167)      (6,011)       (14,446)      (11,743)
                                              ------------ ------------  ------------- -----------

Gross Profits
                                               1,163          710          3,514           701
                                              ------------ ------------  ------------- -----------

Expenses
   Selling, general and administration
                                               (926)       (1,433)        (4,098)       (3,477)
   Depreciation and amortization
                                               (139)         (123)          (369)         (197)
                                              ------------ ------------  ------------- -----------


                                             (1,065)       (1,556)        (4,467)       (3,674)
                                              ------------ ------------  ------------- -----------

Other Operating Income
   Rental income
                                                  4             7             11            55
                                              ------------ ------------  ------------- -----------

Operating Income (Loss)
                                                102          (839)          (942)       (2,918)

Interest Income
                                                  7            61             36            128

Interest Expenses
                                                (71)          (68)          (270)          (365)

Other Income
   Exchange gain
                                                  -             8              -             9
   Sundry Income
                                                  -             -              -            39
   Minority Interest
                                                  -            11              -           107
   Other
                                                  -             3              2           16
                                            ----------- ------------  ------------- -----------

Income (Loss) before Income Taxes
                                                 38          (824)        (1,174)      (2,984)

Income Tax Expense
                                                  -             -              -            -

   Gross unrealized gain on marketable
   equity securities                              -          (300)          (122)      (1,500)
                                            ---------- ------------  ------------- -----------

Net Income (Loss)
                                                 38        (1,124)        (1,296)      (4,484)
                                            ============ ============  ============= ===========


Earnings (Loss) per share
                                             0.0036       (0.1183)      (0.1296)      (0.5271)
                                            ============ ============  ============= ===========


REVENUE AND GROSS PROFIT  MARGIN

Total revenue for the three-month period ended December 31 2001 decreased by US$1,391,000 or 20%, compared to US$6,721,000 of the corresponding period in year 2000. The decrease in revenue reflects the managements decision to be more job selective in terms of the clientele and profit margins. Revenues reflect a weakening property market and a slowdown in construction in Hong Kong.

Total revenue for the nine-month period ended December 31 2001 increased by US$5,516,000 or 44%, compared to US$17,960,000 of the corresponding period in year 2000. The increase was due to the acquisition of Sonik Interior Contracting Company Limited on 1 October 1 2000.

The gross profit margin for the nine-month ended December 31 2001 increased approximately 14%. The reason is merely the same as above mentioned.

OTHER INCOME

Other income is solely rental income.

Other income during the three-month period ended December 31 2001 was US$ 4,000 compared to $7,000 for the same corresponding period in 2000.

During the nine-month period ended December 31 2001, other income was US$11,000 compared to US$55,000 for the same corresponding period in 2000, as certain premises previously used for rental purposes were now utilized by the Company as office premises.

INTEREST EXPENSES

Interest expenses during the three-month and nine-month periods ended December 31 2001 were US$71,000 and US$270,000 respectively, compared to US$68,000 and US$365,000 of the corresponding periods respectively. Interest expenses incurred during the period were result of interest charges spent on maintaining the revolving over-draft banking facilities for the provision of working capital flexibility.

GENERAL  AND  ADMINISTRATIVE   EXPENSES

For the three-month ended December 31 2001, general and administrative expenses decreased by US$507,000 compared with corresponding period in the year 2000 due to the Company restructuring program by reducing staff numbers and office rental expenses.

During the nine-month period ended December 31 2001, general and administrative expenses increased by US$621,000 compared with corresponding period in the year 2000. This was due to the acquisition of Sonik Interior Contracting Company Limited on October 1 2000.

INCOME  TAXES

Since taxation losses incurred for consecutive quarters and in previous year, no income taxes expense is provided.

NET INCOME AND EARNING PER SHARES

For the three-month ended December 31 2001, net loss was overturn to net income of US$38,000, compared to the net loss of US$1,124,000 for the corresponding period in year 2000. For the nine-month period ended December 31, 2001, net loss was US$1,296,000, which was substantially reduced as compared to US$4,484,000 for the corresponding period in year 2000. The improvement in net income was due to improved profit margins and reduction in administrative expenses.

For the three-month ended December 31 2001, Earnings Per Share was US$0.0036, compared to the Loss Per Share of US$0.1183 for the corresponding period in year 2000. For the nine-month period ended December 31 2001, Loss Per Share was US$0.1296, which was substantially reduced compared to US$0.5271 for the corresponding period in year 2000.

FUTURE PLANS AND PROSPECTS

New products and services

1.  iB Solutions Limited

iB Solutions Limited (iB), iB is a pioneer in developing total integrated solutions package by utilizing and combining Quintalinux Group expertise in information technology, wireless products, architectural design as well as interior design and contracting. By application of such total integrated solutions package, iB can assist to optimize buildings performance, which can be deployed in both construction of new buildings and upgrading of existing buildings.

The intelligent building market in Asia is still in an early growth stage. The Directors believe that iB vertically integrated structure of intelligent buildings solutions provide expertise, outfitting at all levels and are in a position to deliver and support total intelligent building solutions.

The Directors anticipate that subsequent to the development of large projects such as yber Port isney Land and estern Railway by the HKSAR Government, millions of square feet of floor areas for residential, office, retail and hotel facilities will be built and this will create a precious opportunities for construction and contracting companies in Hong Kong.

Besides opportunities in Hong Kong, there are a lot of business opportunities in the PRC subsequent after the PRC joins the World Trade Organization and hosting of the 2008 Olympics in Beijing. The Directors believe that both events will induce demand for star-graded hotels and modernization of major cities in the PRC. These development projects will offer marvelous growth potential for intelligent building solution providers.

2. Uni-Zone Advanced Technology Company Limited (UAT)

One of the new products of UAT - Advanced Underfloor Ventilation and Air-Conditioning (VAC) System provides different configurations for catering different needs. VAC System is a design and build concept for the new intelligent and green buildings in the 21st century. This new design and build concept was developed by UAT with R & D support by the Hong Kong University of Science and Technology (HKUST) via Innovative Technology Fund (ITF) of the HKSAR Government.

Another new product of UAT - Linux-Embedded Control System (LCS) connects all Air Treatment Modules to a local management unit which is Linux Based System Management Unit and it also serves as a web server. By using this unit, all Air Treatment Modules and Air Distribution Modules can be remotely monitored and controlled through the Building Management System (BMS) or internet browser via internet everywhere. Rating control and priority control for the system are also available as optional items upon request.

UAT has also secured certain infrastructure construction contracts of intelligent building elements including the VAC systems which will provide revenues of approximately US$10,000,000 in the coming year. UAT is also in negotiation with several project developers to provide similar VAC systems to various projects which will provide revenues of another US$10,000,000. The Directors believe that such infrastructure construction contracts will generate a gross profit margin of approximately 25% to 30%.